FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of April

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date May 7, 2004 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

Press Release
 April 7, 2004

Highlights
Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold
Zone 30 - Pari
2.1 g/t Au / 48 m incl. 14 g/t / 3 m
69 g/t Au / 2 m 21 g/t Au / 2 m
New Zone
 8.2 g/t Au / 10.5 m

Poste Lemoyne Project
Resource: 203,483 t @ 14.5 g/t Au 14.13 g/t Au / 13 m
43.09 g/t Au / 11 m
34.79 g/t Au / 9 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Prospector of the Year 1996
Resource Award 2001

Working Capital
Over $18,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Noranda
Novicourt

SIGNING OF A STRATEGIC ALLIANCE WITH CREE GOLD EXPLORATION

Virginia Gold Mines Inc. (“Virginia”) is pleased to announce the signing of a strategic alliance with Cree Gold Exploration Inc. (“Cree Gold”). Both companies will jointly carry out geological reconnaissance, sampling, and exploration work on a territory covering a surface area of more than 14,210 square kilometres, in the Middle North of Quebec.

Through this agreement called the “Mistissini Strategic Alliance”, Virginia and Cree Gold will look for auriferous and base-metal deposits associated to different geological contexts. Work will be done on a 50-50 basis with Virginia being the operator. The first phase of reconnaissance work is planned for the summer of 2004.

Virginia is proud to join with Cree Gold, a mining exploration company controlled by some Cree from the Mistissini community, to develop this unexplored region of Quebec. Jimmy MacLeod, president of Cree Gold, and the Mistissini community are among the most involved contributors in mining exploration in Quebec.

This agreement is subject to the approval of the regulatory authorities.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $18 million, debt free, and with approximately 36 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information: André Gaumond, President Amélie Laliberté, Investor Relations Tel: (800) 476-1853 -(418) 694-9832 Fax: (418) 694-9120 E-mail: mines@virginia.qc.ca Internet: www.virginia.qc.ca